May 1, 2013

H. Roger Schwall,

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BreitBurn Energy Partners L.P.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

File No. 1-33055

Dear Mr. Schwall:

We are requesting an extension of time until May 16, 2013 to respond to the comments to BreitBurn Energy Partners L.P.‘s (“BreitBurn”) Annual Report for the Fiscal Year ended December 31, 2012 on Form 10-K provided in your letter addressed to me dated March 27, 2013.

Your letter was attached to an email from Ms. Lily Dang to me on March 27, 2013 while I was away from the office for an extended period. Unfortunately, I did not become aware of it until today when Ms. Dang called to follow up on BreitBurn’s response. I understand that it is the Commission’s policy to only email comment letters to the Chief Financial Officer, unless a specific request is made to send copies to other individuals at the company, and that the Commission no longer mails hard copies of such letters to the recipients.

In the future, we kindly request that you send a copy of any correspondence addressed to me, also to the following people at BreitBurn:

Larry Smith, Chief Accounting Officer: lsmith@breitburn.com

Gregory Brown, General Counsel: gbrown@breitburn.com

Roberta Kass, Associate General Counsel: rkass@breitburn.com

We appreciate your consideration of our request for an extension of time to respond. Should you have any questions, please call me at 213-225-0273 or Roberta Kass at 213-225-0298.

Very truly yours,

/s/James G. Jackson

James G. Jackson
Chief Financial Officer

cc:	Lily Dang, via email

Larry Smith

Gregory Brown

Roberta Kass

BreitBurn Energy Partners L.P.

515 South Flower Street 48th Floor Los Angeles, California 90071 Phone (213) 225-5900 Fax (213) 225-5916